A2112
Ergo Uranium/ERPM Agreement - Execution Version
ISL/HD
210110

Memorandum of Agreement

Made and entered into between:-

ERGO URANIUM (PROPRIETARY) LIMITED
(Reg No 2007/017509/07)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Diederik Albert Willem van der Walt, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg, RSA on the 11 th
day of January 2010, and a certified copy whereof is annexed hereto marked "A");

of the one part;

and

EAST RAND PROPRIETARY MINES LIMITED
(Reg No 1893/000773/06)
(a company duly incorporated in accordance with the company laws of the Republic of South
Africa with limited liability, herein represented by Themba Gwebu, in his capacity as a director thereof, he being duly authorised hereto under and by virtue of a resolution of the board of directors of the company passed at Johannesburg, RSA on the day of January 2010, and a certified copy whereof is annexed hereto marked "B");

of the other part.

1.
Definitions
1.1 In this agreement, unless inconsistent with the context, the following terms and/or expressions shall have the separate meanings assigned to them hereunder and for purposes of convenience the said definitions are reflected throughout this agreement in capitals:-
1.1.1      “AGREEMENT”
shall mean this agreement and shall be
deemed to include all annexes thereto
which shall be initialled or signed, as the
case may be, by the PARTIES for purposes
of identification;
1.1.2       “ANGLOGOLD”
shall mean AngloGold Ashanti Limited of
the RSA (Reg No 1944/017354/06);
1.1.3       “ANGLOGOLD
AGREEMENT”
shall mean the Memorandum of Agreement
made and entered into by and between
ANGLOGOLD, the COMPANY, DRD SA
and MINTAILS SA at Johannesburg, RSA
on the 6 August 2007 relating to the sale
and purchase respectively of the “Ergo
Mining Assets” as therein defined, upon the
terms and conditions therein set forth, and
shall include the various addenda thereto
respectively dated the 17 August 2007, 30
August 2007, 21 November 2007, 28
February 2008 and 15 May 2008;
1.1.4      “ARGONAUT”
shall mean Argonaut Financial Services
(Proprietary) Limited of the RSA (Reg No
1992/005514/07), a wholly owned
subsidiary of DRDGOLD Limited (the
holding company of DRD SA);
1.1.5      “ARGONAUT CLAIMS”
shall mean the claims in loan account by
ARGONAUT (or any other company within
the DRDGOLD Limited group of companies)

against WITFONTEIN as at the
EFFECTIVE DATE in respect of cash
monies loaned and advanced to and/or
disbursed for and on behalf of
WITFONTEIN;
1.1.6     “ARGONAUT EQUITY”
shall collectively mean the ARGONAUT
CLAIMS and the ARGONAUT SHARES;
1.1.7      “ARGONAUT SHARES”
shall mean the 500 (five hundred) ordinary
par value shares of R1,00 (one rand) each
in the capital of WITFONTEIN, the
registered and/or beneficial owner whereof
is ARGONAUT and constituting 50% (fifty
per centum) of the total issued share capital
of WITFONTEIN;
1.1.8      “APPROVALS”
shall mean the written consents, approvals
and/or permits to be issued, to the extent
required, by any of the relevant regulatory
authorities or entities, whether in Australia
or in the RSA, as a pre-requisite to the
implementation of the TRANSACTION and
in no way derogating from the generality
thereof, including (to the extent required):-
1.1.8.1 in Australia, that of:-
•      The Australian Securities
and Investments
Commission;
•
the Listings Department of
the ASX; and
•      the shareholders of
MINTAILS AUS in general
meeting;

1.1.8.2        in the
RSA, that of:-
•
ANGLOGOLD and DRD
SA to the cancellation of
the Deed of Suretyship
furnished by MINTAILS
SA to ANGLOGOLD
under the ANGLOGOLD
AGREEMENT and the
release of MINTAILS SA
from its obligations under
such agreement failing
which, the furnishing of a
satisfactory indemnity by
DRD SA in favour of
MINTAILS SA in respect
of any claims by
ANGLOGOLD arising out
of such suretyship;
•      the COMPETITION COM-
MISSION / TRIBUNAL;
•      the DME; and
•      any third party under any
of the CONTRACTS;
1.1.9      “ASSETS”
shall mean the tangible and intangible
assets of the COMPANY as at the
EFFECTIVE DATE, that is:-
1.1.9.1 as reflected in the asset
register/s of the COMPANY;
and
1.1.9.2        all LICENCES and RIGHTS
granted by governmental,
quasi-governmental or other
authorities or entities having

jurisdiction over any of the
mining operations of the
COMPANY;
entitling the COMPANY to lawfully conduct
the BUSINESS after the EFFECTIVE DATE
in the same manner and to the same extent
as same was conducted prior thereto;
1.1.10      “ASX”
shall mean the Australian Securities
Exchange Limited, registered as such in
accordance with the applicable laws in
Australia;
1.1.11      “ATTORNEYS”
shall mean Levy, Feinsteins & Associates
Incorporated practising under the style of
“Feinsteins” of Johannesburg, RSA;
1.1.12      “BUSINESS”
shall collectively mean the gold
mining/reclamation and related business of
the COMPANY utilising the ASSETS;
1.1.13      “CLOSING DATE”
shall mean the date of the implementation
of the provisions of clause 12 infra, which
shall as near as possible correspond with
the date of the fulfilment (or waiver, where
possible) of the last of the conditions
precedent in clause 3 infra and shall at
latest be 7 (seven) business days
thereafter;
1.1.14      “COMPANY”
shall mean Ergo Mining (Proprietary)
Limited of the RSA (Reg No
2007/004886/07), the authorised share
capital whereof is R1 000,00 (one thousand
rand) divided into 1 000 (one thousand)
ordinary par value shares of R1,00 (one
rand) each and the issued share capital

whereof is R600,00 (six hundred rand)
divided into 600 (six hundred) ordinary par
value shares of R1,00 each, the registered
and/or beneficial owners whereof are:-
1.1.14.1
CROWN - as to 300 (three
hundred) shares; and
1.1.14.2
ERGO URANIUM - as to 300
(three hundred) shares;
1.1.15      “COMPANIES ACT”
shall mean the Companies Act, No 61 of
1973, as amended, of the RSA;
1.1.16      “COMPETITION
COMMISSION /
TRIBUNAL”
shall mean the Commission or Tribunal, as
the case may be, established in accordance
with the provisions of the Competition Act,
No 89 of 1988, as amended, of the RSA;
1.1.17      “CONTRACTS”
shall mean all those material contracts
entered into prior to the EFFECTIVE DATE
by and between the COMPANY and third
parties and which continue beyond such
date and the details whereof are known to
and in the possession of the PARTIES;
1.1.18      “CROWN”
shall mean Crown Gold Recoveries
(Proprietary) Limited of the RSA (Reg No
1988/005115/07), a subsidiary of DRD SA;
1.1.19      “DME”
shall mean the Department of Minerals and
Energy of the Government of the RSA;
1.1.20      “DRD SA”
shall mean DRDGOLD South African
Operations (Proprietary) Limited of the RSA
(Reg No 2005/033662/07) and shall be
deemed to include its successors in title or
permitted assigns, the holding company of

CROWN and ERPM;
1.1.21      “EFFECTIVE DATE”
shall mean the 1
st
day of January 2010
notwithstanding the SIGNATURE DATE;
1.1.22      “ERGO URANIUM”
shall mean Ergo Uranium (Proprietary)
Limited (Reg No 2007/017509/07) and shall
be deemed to include its successors in title
or permitted assigns, a wholly owned
subsidiary of MINTAILS MAURITIUS;
1.1.23      “ERPM”
shall mean East Rand Proprietary Mines
Limited (Reg No 1893/000773/06) and shall
be deemed to include its successors in title
or permitted assigns, a subsidiary of DRD
SA;
1.1.24      “INTERIM PERIOD”
shall mean the period from the EFFECTIVE
DATE until the CLOSING DATE;
1.1.25      “LICENCES”
shall collectively mean all mining and similar
such licences issued by the DME, whether
in terms of the MPRDA or otherwise in
favour of the COMPANY and the details
whereof are known to and in the possession
of the PARTIES;
1.1.26      “MINTAILS AUS”
shall mean Mintails Limited (Reg No
008 740672), a public company
incorporated in accordance with the
company laws of Australia and the shares
whereof are listed on the ASX;
1.1.27      “MINTAILS MAURITIUS”
shall mean Mintails Gold and Uranium
Limited (Reg No 079690 CI/GBL) of
Mauritius and the holding company of

ERGO URANIUM;
1.1.28      “MINTAILS SA”
shall mean Mintails SA (Proprietary)
Limited of the RSA (Reg No
2004/007547/07), a wholly owned
subsidiary of MINTAILS AUS;
1.1.29      “MPRDA”
shall mean the Mineral and Petroleum
Resources Development Act, No 28 of
2002, as amended, of the RSA;
1.1.30
PARTIES”
shall mean both parties to the
AGREEMENT;
1.1.31      “RESOLUTIONS”
shall mean those ordinary and/or special
resolutions to be passed and registered,
where applicable, in:-
•    Australia in relation to MINTAILS
AUS; and/or
•    the RSA and/or Mauritius in relation
to ERGO URANIUM,
so as to facilitate the conclusion and
implementation of the TRANSACTION in its
entirety;
1.1.32      “RIGHTS”
shall, as distinct from the LICENCES,
collectively mean all those rights of
whatsoever nature or howsoever arising held
by the COMPANY to facilitate the conduct of
the BUSINESS and in no way derogating
from the aforegoing including all its mineral
rights, mining rights (that is mining leases,
mynpachtenbriefen and precious metals
claims licences), surface rights (that is
surface right permits and bezitrechten) and

any other rights and the details whereof are
known to and in the possession of the
PARTIES;
1.1.33      “RSA”
shall mean the Republic of South Africa;
1.1.34      “SALE CLAIMS”
shall mean the claims in loan account by
ERGO URANIUM (which, for the purposes
of the AGREEMENT shall be deemed to
include any claims by MINTAILS SA)
against the COMPANY as at the
EFFECTIVE DATE, in aggregate
R118 000 000,00 (one hundred and
eighteen million rand);
1.1.35      “SALE EQUITY”
shall collectively mean the SALE CLAIMS
and the SALE SHARES;
1.1.36      “SALE SHARES”
shall mean the 300 (three hundred) ordinary
par value shares of R1,00 (one rand) each
in the capital of the COMPANY [constituting
50% (fifty per centum) of the total issued
share capital thereof] registered in the name
of and beneficially owned by ERGO
URANIUM;
1.1.37      “SHAREHOLDERS’
AGREEMENT”
shall mean the agreement entered into at
Johannesburg, RSA on the 15 August 2008
by and between CROWN and ERGO
URANIUM governing their relationship as
shareholders of ERGO MINING and of their
nominees as directors of ERGO MINING;
1.1.38      “SIGNATURE DATE”
shall mean the date of the signature of the
AGREEMENT by the PARTY last signing

same;
1.1.39      “TRANSACTION”
shall mean the transaction contemplated by
the AGREEMENT, that is the sale and
purchase respectively of the SALE
EQUITY;
1.1.40       “WITFONTEIN”
shall mean Witfontein Mining (Proprietary)
Limited of the RSA (Reg No
2003/013481/07) [formerly known as Skeat
Gold Mining East Rand (Proprietary)
Limited and prior thereto as Wavelett
Trading 105 (Proprietary) Limited], the
authorised and issued share capital whereof
is R1 000,00 (one thousand rand) divided
into 1 000 (one thousand) ordinary par
value shares of R1,00 (one rand) each. the
registered and/or beneficial owners whereof
are:-
1.1.40.1
ARGONAUT - as to 500 (five
hundred) shares; and
1.1.40.2
MINTAILS SA - as to 500
(five hundred) shares.
1.2       Words importing:-
1.2.1
the singular shall include the plural and vice versa;
1.2.2 any one gender shall include the others;
1.2.3 persons shall, where the context admits, include firms or corporations.
1.3 Where figures are referred to in numerals and words, then the latter shall prevail in the event of any dispute.
1.4 Any reference to a statute, regulation or other legislation shall be a reference to such statute, regulation or other legislation as at the date of signature of these presents and as amended or substituted from time to time.

1.5
When any number of days is prescribed in the AGREEMENT, same shall mean business days and shall be reckoned exclusively of the first and inclusively of the last day.
1.6
The use of the word “including” followed by a specific example/s shall not be construed as limiting the meaning of the general wording preceding it and the eiusdem generis rule shall not be applied in the interpretation of such general wording or such specific example/s.
1.7 Where any term is defined within a particular clause other than as set forth in this clause 1, then that term shall bear the meaning ascribed to it in that clause wherever it is used in the AGREEMENT.
1.8
The terms of the AGREEMENT having been negotiated, the contra proferentem rule shall not be applied in the interpretation thereof.
1.9
Any term which refers to an RSA legal concept or process (in no way derogating from the generality thereof, for example “winding-up” or “curatorship”) shall be deemed to include a reference to the equivalent or analogous concept or process in any other jurisdiction in which the AGREEMENT may apply or to the laws of which any PARTY cited hereunder may be or become subject.
1.10
Any reference to “permitted assigns” shall mean those consented to, in writing, by both
PARTIES.
2.
Recordal
It is recorded that:-
2.1       the COMPANY conducts the BUSINESS;
2.2
the present shareholders of the COMPANY are CROWN and ERGO URANIUM in equal proportions; and
2.3
MINTAILS AUS and DRD SA are desirous of severing their relationship exercised through their respective subsidiaries in ERGO MINING and to this end ERGO
URANIUM has agreed to sell to ERPM, which has agreed to purchase from it, the
SALE EQUITY upon the terms and conditions more fully set forth hereafter.

3.
Conditions Precedent
3.1
Notwithstanding anything to the contrary in the AGREEMENT contained, it shall be subject to the fulfilment or waiver (where possible), of the following conditions precedent, to wit:-
3.1.1
the furnishing of the APPROVALS to be evidenced in writing by the relevant issuing authority/entity to the reasonable satisfaction of the
PARTIES; and
3.1.2 the passing and/or, where applicable, the registration of the
RESOLUTIONS;
within a period of 120 (one hundred and twenty) days after the SIGNATURE DATE.
3.2
The aforegoing conditions are stipulations for the benefit of both PARTIES and accordingly shall only be capable of being waived (save for any regulatory approvals or shareholders’ resolutions which are required) in writing by both the PARTIES.
3.3 Should the aforesaid conditions precedent not be fulfilled or waived (where possible)
within the period/s set forth above or within such extended period/s as the PARTIES may in writing agree upon, then and in such event the AGREEMENT shall ipso facto be and become null and void ab initio and the PARTIES shall be obliged to restore each other as near as possible to the status quo ante as at the SIGNATURE DATE and neither of the PARTIES shall have any claims against the other of them save as set forth to the contrary in the AGREEMENT.
3.4       The PARTIES reciprocally warrant in favour of each other that they will in good faith use their reasonable commercial endeavours to procure the fulfilment of the conditions precedent which are applicable to them as soon as possible after the SIGNATURE
DATE and to such end shall supply such information and/or execute such reasonable documentation as may be required by any third party, be it regulatory authorities or otherwise, in relation to the said conditions within a period of 5 (five) days after a written request therefor.
4.
Warranty and Acknowledgments
4.1
Warranty
ERGO URANIUM does hereby represent and warrant in favour of ERPM that it is the legal holder of the SALE EQUITY which is unencumbered and that it is accordingly entitled to deal therewith in accordance with the AGREEMENT.

4.2
Acknowledgments
4.2.1
By ERPM
ERPM acknowledges that:-
4.2.1.1 save as set forth in clause 4.1 to the contrary, no express or implied warranties have been given by ERGO URANIUM or
any third party on its behalf to ERPM of and in connection
with the TRANSACTION and accordingly the SALE
EQUITY is sold by the former to the latter “voetstoots”;
4.2.1.2         its sister company, CROWN, is a 50% shareholder of the
COMPANY and by reason thereof ERPM is fully au fait with
all the facts and circumstances surrounding the COMPANY,
the BUSINESS, the ASSETS and any liabilities in
connection therewith and ERPM warrants in favour of
ERGO URANIUM that CROWN has consented to the
TRANSACTION.
4.2.1.3
ERGO URANIUM shall not be liable for any defects, latent
or patent, in the ASSETS nor for any damage occasioned to
or suffered by ERPM by reason thereof and the implied
warranty against latent defects is expressly excluded; and
4.2.1.4
by reason of clause 4.2.1.2 supra, ERPM waives the
preparation of financial statements of the COMPANY as at
the EFFECTIVE DATE.
4.2.2
By ERGO URANIUM
ERGO URANIUM acknowledges that portion of the purchase
consideration for the SALE EQUTY will be discharged by the delivery of the ARGONAUT EQUITY and that such delivery shall be “voetstoots”
without any warranties attaching thereto save that ERPM warrants in connection therewith that ARGONAUT is the lawful owner of, and accordingly entitled to deliver, the ARGONAUT EQUITY, which is totally unencumbered, in accordance with the AGREEMENT.

5.
Sale
Subject to the AGREEMENT becoming unconditional and subject further to the provisions of clause 4 supra:-
5.1
ERGO URANIUM does hereby sell to ERPM and the latter does hereby purchase from it the SALE EQUITY (as one indivisible transaction) for the purchase consideration hereinafter referred to; and
5.2
the benefits of and the risks attaching to the acquisition of the SALE EQUITY shall pass from ERGO URANIUM to ERPM retrospectively with effect from the EFFECTIVE
DATE.
6.
Purchase Consideration
The purchase consideration for the SALE EQUITY shall be the sum of R82 088 321,73 (eighty two million and eighty eight thousand and three hundred and twenty one rand and seventy three cents) constituted as to:-
6.1       the SALE CLAIMS at the discounted sum of R82 088 022,73 (eighty two million and eighty eight thousand and twenty two rand and seventy three cents); and
6.2
R300,00 (three hundred rand), being the par value of the SALE SHARES.
7.
Payment of Purchase Consideration
7.1 The purchase consideration as aforesaid shall be discharged as to:-
7.1.1 R62 088 321.73 (sixty two million and eighty eight thousand and three hundred and twenty one rand and seventy three cents) which shall be paid by ERPM in three tranches as follows:-
7.1.1.1 R7 088 321,73 (seven million and eighty eight thousand and three hundred and twenty one rand and seventy three
cents) - on the SIGNATURE DATE or so soon thereafter
as possible;
7.1.1.2 R20 000 000,00 (twenty million rand) - on the 31 March
2010;
7.1.1.3 R35 000 000,00 (thirty five million rand) - on the earlier of the CLOSING DATE or the 30 June 2010, as the case may
be,

and all of which shall be paid by ERPM to the ATTORNEYS in trust and to be invested by them (save in the case of the amount referred to in
7.1.1.1 supra) in an interest bearing account as more fully provided in clause 7.2 infra ; and
7.1.2 R20 000 000,00 (twenty million rand), being the agreed value of the
ARGONAUT EQUITY, which shall be delivered in negotiable form by
ERPM to ERGO URANIUM or its nominee, on the CLOSING DATE.
7.2 The cash amounts payable in accordance with clause 7.1.1 supra, shall be paid by
ERPM to the ATTORNEYS in accordance with the provisions of Section 78 (2A) of the
Attorneys Act, No 53 of 1979, as amended, of the RSA, and on the basis that:-
7.2.1
the account will be in the name of the ATTORNEYS and under their control;
7.2.2 the provisions hereof constitute the required written
instruction/authorisation to the ATTORNEYS in accordance with the aforesaid Act as read with rule 77.1 of the Rules of the Law Society of the
Northern Provinces, RSA to so invest such funds if timing permits; and
7.2.3 the said funds plus interest thereon shall, subject to the overriding provisions of clauses 7.3 and 8 infra, be held in trust by the ATTORNEYS as agent for and on behalf of ERPM pending the arrival of the CLOSING
DATE and the implementation of the provisions of clause 12 infra, whereupon the purchase consideration shall be released by the
ATTORNEYS to ERGO URANIUM and the interest which has accrued thereon, to ERPM.
7.3
7.3.1 Notwithstanding anything to the contrary in clauses 7.1 and 7.2 supra,
ERPM has agreed that subject to the provisions of clause 8 infra, the amount referred to in clause 7.1.1.1 supra shall be released by the
ATTORNEYS to ERGO URANIUM as and by way of an interest bearing loan, as soon as possible after the receipt thereof;
7.3.2 The interest which shall accrue on the loan shall equal that from time to time of the interest payable by Nedbank Limited on the ATTORNEYS (or their auditors, PKF Inc of Johannesburg) corporate saver account in respect of an amount equal to that in 7.1.1.1 supra. The interest shall be calculated for the period from the date of the advance until the CLOSING

DATE or in the event of the application of clause 8.2 infra, the date of repayment of the loan, as the case may be (both days inclusive). A certificate under the hand of any manager of Nedbank Limited (whose appointment and authority it shall not be necessary to prove) as to the interest rate and the amount payable, shall be final and binding on the
PARTIES.
8.
Loan and Collateral Security therefor
8.1
Notwithstanding anything to the contrary in clause 7 supra, ERPM does hereby irrevocably authorise the ATTORNEYS, within a period of 3 (three) days after the receipt of the amount referred to in clause 7.1.1.1 supra, to release the same to ERGO
URANIUM as and by way of an interest bearing loan (determined as aforesaid) by
ERPM to ERGO URANIUM and in advance of the arrival of the CLOSING DATE.
8.2       Should the CLOSING DATE not arrive for whatever reason within the time period stipulated in the AGREEMENT or within such extended period as the PARTIES may in writing agree upon, then and in such event the aggregate of the amount advanced plus interest thereon, determined as aforesaid, shall be and become repayable by ERGO
URANIUM to ERPM not later than 90 (ninety) days after written demand therefor.
8.3
As collateral security for the aforegoing loan, ERGO URANIUM shall on the
SIGNATURE DATE deposit in escrow with the ATTORNEYS, the SALE EQUITY in negotiable form to be held by them for and on behalf of ERPM pending:-
8.3.1
the arrival of the CLOSING DATE and the implementation of the provisions of clause 12 infra, whereupon same shall be released to
ERPM as therein provided; or
8.3.2 the repayment in full of the aforesaid loan plus interest thereon as provided in clause 7.3.2 supra within the period stipulated in clause 8.2 supra:-
8.3.2.1
in which event same shall be released to ERGO URANIUM;
alternatively
8.3.2.2
failing which, it shall be released by the ATTORNEYS to
ERPM which shall be entitled to cause same to be realised
by public auction or private treaty on a transparent arms
length bona fide basis so as to maximise the selling price
therefor and on the basis that the realised value in excess of the loan plus interest thereon as aforesaid and any bona

fide costs incurred by ERPM, shall redound to the exclusive
benefit of ERGO URANIUM and be paid to it,
as the case may be.
9.
Rehabilitation Deposit
9.1       The PARTIES record that:-
9.1.1
in terms of the ANGLOGOLD AGREEMENT, the COMPANY caused to
be deposited the sum of R63 000 000,00 (sixty three million rand) to cover the rehabilitation obligations (as referred to in such agreement) with
Investec Bank Limited and caused such bank to furnish a guarantee therefor in favour of ANGLOGOLD as will more fully appear from a copy thereof annexed hereto marked “C”; and
9.1.2 drawn downs are permitted under the said guarantee from time to time in accordance with the provisions thereof.
9.2 In the event of there being a surplus after the completion of the rehabilitation programme in respect whereof the aforesaid guarantee was established by the
COMPANY in favour of ANGLOGOLD, then and in such event such surplus shall, to the extent that:-
9.2.1 it is R20 000 000,00 (twenty million rand) or less, be shared equally between the PARTIES; or
9.2.2 it exceeds R20 000 000,00 (twenty million rand), then such excess shall redound to the exclusive benefit of ERPM.
10.
CONTRACTS
10.1
To the extent that any of the CONTRACTS may contain any provision whereby any change in the control of the COMPANY may require the written consent of any third party, the PARTIES shall use their reasonable commercial endeavours as soon as possible after the CLOSING DATE, to procure retrospectively with effect from the
EFFECTIVE DATE, the furnishing of such consent.
10.2 Should any third party decline to furnish consent for whatever reason, then and in such event ERPM shall take such steps as may be necessary to satisfy the reasonable requests of such third party .

11.
INTERIM PERIOD
11.1     As the COMPANY is presently controlled by CROWN (a subsidiary of DRD SA) and
ERGO URANIUM in equal shares, the PARTIES shall during the INTERIM PERIOD procure that the BUSINESS is conducted in the ordinary, normal and regular course thereof and neither of the PARTIES shall be entitled to make any decision without prior consultation with the other and which may be detrimental to the interests of the other.
11.2
In and during the INTERIM PERIOD, the PARTIES shall procure that:-
11.2.1          the COMPANY shall maintain its books and records of and concerning the ASSETS and the BUSINESS in good order and currently up to date at all times;
11.2.2          the COMPANY shall comply with all laws affecting the operation of the plant and equipment and rolling stock which constitute portion of the
ASSETS;
11.2.3          the COMPANY shall not assume or incur any liability, actual or contingent, save in the ordinary, regular and normal course of business;
11.2.4          the COMPANY shall not knowingly take or cause to be taken any steps directly or indirectly which may in any way adversely affect the completion of the AGREEMENT;
11.2.5          the COMPANY shall not do or omit to do any act, matter or thing which may invalidate any policies of insurance or cause the premiums thereunder to be increased;
11.2.6          the COMPANY shall maintain all policies of insurance in its name and cause all premiums to be paid on the due dates therefor and any claims thereunder shall redound to the benefit of the COMPANY less any excess thereon;
11.2.7 each shall cause to be disclosed to the other in writing forthwith upon the occurrence thereof any change in any material fact or any other material change or any new material fact relating to the AGREEMENT; and
11.2.8          the COMPANY shall at its cost take such steps as may be necessary to properly care for and maintain the ASSETS and shall discharge any liabilities on their respective due dates therefor.

12.
CLOSING DATE
On the CLOSING DATE, the PARTIES and/or their duly authorised representatives shall meet at a pre-determined time and venue and at which the following shall, inter alia, take place:-
12.1
ERGO URANIUM shall:-
12.1.1
procure that the SALE EQUITY is released by the ATTORNEYS to
ERPM, the same to encompass the following:-
12.1.1.1
the certificates in respect of the SALE SHARES and the
relevant share transfer forms which shall be currently dated and duly completed to enable transfer of the SALE
SHARES to be registered in the name of ERPM; and
12.1.1.2
written cessions in respect of the SALE CLAIMS in favour
of ERPM;
12.1.2          deliver to
ERPM:-
12.1.2.1
the written resignations of all the ERGO URANIUM
appointees on the board of directors of the COMPANY and
from any other offices held by them in the COMPANY;
12.1.2.2
resolutions of the board of directors of the COMPANY:-
•    approving the transfer of the SALE SHARES
hereby sold into the name of ERPM;
•     taking cognisance of the cession of the SALE
CLAIMS to ERPM; and
•    accepting the resignations of the nominees of
ERGO URANIUM and appointing additional
nominees of ERPM as the latter may determine.
12.2
ERPM shall deliver to ERGO URANIUM the following:-
12.2.1
the certificates in respect of the ARGONAUT SHARES and the relevant share transfer forms, which shall be currently dated and duly completed
(in blank as to transferee) to enable transfer of the ARGONAUT
SHARES to be registered in the name of ERGO URANIUM or its
nominee;

12.2.2
a written cession in respect of the ARGONAUT CLAIMS in favour of
ERGO URANIUM or its nominee;
12.2.3
the written resignations of all the ARGONAUT appointees on the board of directors of WITFONTEIN and from any other offices held by them in
WITFONTEIN;
12.2.4
resolutions of the board of directors of WITFONTEIN:-
•     approving the transfer (on a “voetstoots” basis) of the
ARGONAUT SHARES into the name of ERGO URANIUM or its
nominee;
•    taking cognisance of the cession of the ARGONAUT CLAIMS to
ERGO URANIUM or its nominee; and
•    accepting the resignations of the nominees of ARGONAUT and appointing the additional nominees of ERGO URANIUM or its
nominee, as the latter may determine.
12.3     The ATTORNEYS shall release to ERGO URANIUM whatever portion of the purchase consideration is still held by them in trust in accordance with the provisions of clause 7 supra.
12.4     The PARTIES shall procure that the SHAREHOLDERS’ AGREEMENT is cancelled on the basis that the same shall be of no further force or effect and neither of the parties thereto shall have any claims against the other arising thereout. CROWN, as is evidenced by its signature at the foot of the AGREEMENT, does hereby confirm the aforegoing.
13.
WITFONTEIN
13.1
ERGO URANUM and MINTAILS SA (as is evidenced by its signature at the foot of the
AGREEMENT), do hereby jointly and severally (collectively referred to as “the Mintails
Group”) warrant in favour of ERPM that it is the avowed intention of the Mintails
Group not to directly or indirectly realise the ARGONAUT EQUITY, to be acquired pursuant to clause 7.1.2 supra. within a period of 2 (two) years after the CLOSING
DATE.
13.2 Notwithstanding anything to the contrary in 13.1 supra and subject to the arrival of the
CLOSING DATE and the implementation of the provisions of clause 12 supra:-

13.2.1          the Mintails Group does hereby give and grant to ERPM (or its nominee), the right of first refusal to re-acquire the ARGONAUT EQUITY upon the same terms and conditions as will be contained in any bona fide arms length third party offer received by the Mintails Group (which shall be deemed to include any company directly or indirectly controlled by the
Mintails Group) and which is acceptable to it;
13.2.2 the right of first refusal shall be open for acceptance for a period of 30
(thirty) days after the receipt by ERPM of a copy of the third party offer from the Mintails Group and during which period the right of first refusal shall be irrevocable;
13.2.3          if ERPM exercises its right (directly or through its nominee), then it shall be deemed to have re-acquired the ARGONAUT EQUITY upon the
identical terms and conditions contained in the third party offer document, the provisions whereof shall apply, mutatis mutandis, thereto and as against ERPM’s (or its nominee’s) written acceptance thereof;
13.2.4 the aforesaid right of first refusal shall be valid and enforceable until the expiration of 2 (two) years from the CLOSING DATE save that should the
Mintails Group as part of a bona fide restructuring of MINTAILS AUS and/or its RSA subsidiaries wish to dispose of the ARGONAUT EQUITY to any other member of the MINTAILS AUS group of companies, then and in such event the aforesaid right in favour of ERPM shall not be capable of being enforced, but the transferee of the ARGONAUT
EQUITY shall as a pre-requisite to such transfer, bind itself to the provisions of the aforesaid right of first refusal in favour of ERPM for the stated period and the Mintails Group shall furnish copies of the relevant documents to ERPM for retention with its records.
13.3
ERGO URANIUM agrees and undertakes after transfer of the ARGONAUT EQUITY into the name of ERGO URANIUM or MINTAILS SA, to cause the share certificate therefor to be deposited with the ATTORNEYS to be held by them during the aforesaid period of 2 (two) years.
14.
MINTAILS SA
To the extent that MINTAILS SA is a creditor in loan account of the COMPANY and which claim shall constitute an integral part of the SALE CLAIMS, then and in such event MINTAILS
SA, as is evidenced by its signature at the foot of the AGREEMENT, does hereby bind itself in favour of ERPM to give effect to that portion of the TRANSACTION in which it is directly or indirectly involved.
15.
No Commission
The PARTIES acknowledge that no third party was instrumental in the conclusion of the
AGREEMENT and that no liability of whatever shall attach to ERGO URANIUM or ERPM in respect of any commission to any third party of and in connection with the AGREEMENT.
16.
Regulatory Authorities
16.1
In no way derogating from any other provisions of the AGREEMENT, the PARTIES shall co-operate fully and shall sign and submit all documentation necessarily required to facilitate the grant of all regulatory authorities required to give effect to the
AGREEMENT and the TRANSACTION as a whole.
16.2 All such documents shall be produced and/or signed upon written request therefor.
17.
Breach Provisions
17.1
Save as provided in clause 8 supra, should either of the PARTIES commit a breach of any of the provisions of the AGREEMENT which are applicable to it, , then and in such event the aggrieved PARTY shall be obliged to afford the guilty PARTY a period of 14
(fourteen) days’ written notice (calculated from the date of receipt thereof) within which to remedy the breach, failing which the aggrieved PARTY shall then be entitled at its sole and absolute discretion, subject to 17.2 infra, to cancel the AGREEMENT and claim damages, alternatively to abide thereby and claim damages without prejudice to any other rights then vested in the aggrieved PARTY in law.
17.2
Notwithstanding anything to the contrary in 17.1 supra, the aggrieved PARTY shall only be entitled to cancel the agreement if the breach is of a material nature and strikes at the roots of the AGREEMENT and cannot otherwise be reasonably remedied by monetary compensation, alternatively if such compensation is claimed and not paid.
18.
Adjudication of Disputes
18.1
Should any dispute arise between the PARTIES in regard to:-
18.1.1 the interpretation of;
18.1.2 the effect of;
18.1.3          the PARTIES' respective rights or obligations under;

18.1.4 a breach of;
18.1.5 the termination of;
18.1.6 any matter arising out of the termination of;
the AGREEMENT, that dispute shall be decided by arbitration in the manner set out in this clause 18.
18.2
The arbitrator shall be appointed by the PARTIES, and failing agreement, shall be nominated by the Arbitration Foundation of Southern Africa ("AFSA") out of the
nominees of the PARTIES. Should AFSA not be in existence at the time, the nomination shall be made by the Chairman for the time being of the Johannesburg,
RSA Bar Council.
18.3
The arbitration shall be held at Sandton, Gauteng, RSA and 'in camera' on the basis that such proceedings will be strictly private and confidential.
18.4 The arbitration shall be held in accordance with the Rules of AFSA, or if AFSA shall not be in existence, in accordance with the formalities and procedures settled by the arbitrator, which shall be in an informal and summary manner, that is, it shall not be necessary to observe or carry out either the usual formalities or procedures or the strict rules of evidence, and otherwise subject as aforesaid to the Arbitration Act, 1965, of the RSA and any statutory modification or re-enactment thereof. Notwithstanding the aforegoing, insofar as the time parameters are concerned, the Rules of AFSA shall not be applicable and shall be deemed substituted by the Uniform Rules of the High Court of the RSA.
18.5 The arbitrator shall be entitled to:-
18.5.1 investigate or cause to be investigated any matter, fact or thing which he considers necessary or desirable in connection with any matter referred to him for decision;
18.5.2 decide the matters submitted to him according to what he considers just and equitable in all the circumstances, having regard to the purpose of the AGREEMENT; and
18.5.3 make such award, including an award for specific performance, an interdict, damages or a penalty or the costs of arbitration or otherwise, as he in his discretion may deem fit and appropriate.

18.6 The arbitration shall be held as expeditiously as possible after it is demanded with a view to it being completed within 30 (thirty) days after it has been so demanded.
18.7
This clause is severable from the remainder of the AGREEMENT and shall therefore remain in effect even if the AGREEMENT is terminated.
18.8
Subject to the above provisions of this clause 18, the law governing the AGREEMENT shall be South African law and the Court having jurisdiction to enforce any award made under this clause shall be the South Gauteng, Johannesburg Division of the High Court
of the RSA and all appeal courts therefrom.
19.
General
19.1
Clause Headings
The clause headings to the AGREEMENT are for reference purposes only and do not bear upon the interpretation of the AGREEMENT. If any provision in a definition is a substantive provision conferring rights or imposing obligations on any PARTY, notwithstanding that it is only in the definition, effect shall be given to it as if it were a substantive provision in the body of the AGREEMENT.
19.2
Domicilia
19.2.1          The PARTIES hereby choose domicilia citandi et executandi for all purposes under the AGREEMENT at the addresses set opposite their respective names hereunder:-
19.2.1.1
ERPM - 4 Ebsco House, 299 Pendoring Avenue,
Blackheath, Johannesburg 2195, RSA - telefax number
011 476-2637;
19.2.1.2
ERGO URANIUM - 1
st
Floor, North Wing, Lord Charles
Office Park, 337 Brooklyn Road, Pretoria 0002, RSA -
telefax number +27 12 346-4409.
19.2.2
Any notice to either PARTY shall be addressed to such PARTY at its domicilium aforesaid and either sent by telefax or delivered by hand. In the case of any notice -
19.2.2.1 sent by telefax, it shall be deemed to have been received, unless the contrary is proved, on the date of the successful transmission thereof if a business day, otherwise the next
following business day;

19.2.2.2 delivered by hand, it shall be deemed to have been
received, unless the contrary is proved on the date of
delivery, provided such date is a business day or otherwise
on the next following business day.
19.2.3          Either PARTY shall be entitled, by notice to the other, to change its domicilium to another address in the RSA, provided that the changes shall only become effective 14 (fourteen) days after service of the notice in question.
19.2.4 Notwithstanding anything to the contrary hereinbefore contained, a written notice or communication actually received by one of the PARTIES from the other, including by way of telefax transmission, shall be adequate written notice or communication to such PARTY.
19.3
Costs
The costs of and incidental to:-
19.3.1
the transfer of the SALE SHARES to ERPM, shall be borne and paid by
ERPM;
19.3.2
the transfer of the ARGONAUT EQUITY to ERGO URANIUM or its
nominee, shall be borne and paid by ERGO URANIUM or the transferee, as the case may be;
19.3.3
any regulatory authorities shall be borne and paid by ERGO URANIUM on the one hand and ERPM on the other in equal shares, upon written request therefor save for the COMPETITION COMMISSION/TRIBUNAL costs, which shall be borne and paid by ERPM;
19.3.4
the drafting and drawing of the AGREEMENT and all negotiations in connection therewith shall be borne and paid by ERGO URANIUM on the one hand and ERPM on the other hand in equal shares.
19.4
Non-Waiver
19.4.1
No variation or amendment of the AGREEMENT will be of any force or effect unless reduced to writing and signed by both PARTIES.
19.4.2
No consensual termination of the AGREEMENT will be of any force or effect unless reduced to writing and signed by the PARTIES.

19.4.3
No waiver or abandonment of any PARTY's rights arising from the
AGREEMENT, accrued or otherwise, will be of any force or effect as against such party unless such waiver or abandonment is reduced to writing and signed by the PARTY waiving and abandoning such rights.
19.4.4
No oral statements and no conduct by a PARTY relating to any purported variation, amendment, cancellation, waiver or abandonment will estop a
PARTY from relying upon the formalities prescribed in the preceding sub-
clauses of this clause.
19.4.5
Neither of the PARTIES shall be entitled, without the prior written consent of the other which shall not be unreasonably withheld, to cede or assign any of its rights or delegate any of its obligations arising out of the
AGREEMENT save that the onus of proof that the consent is being unreasonably withheld, shall rest on the PARTY seeking the cession and assignment.
19.5
Severability of Contract
In the event of any provisions of the AGREEMENT being invalid, such provision/s shall be regarded as severable from the remainder of the AGREEMENT which shall remain of full force and effect.
19.6
Good Faith and Implementation
19.6.1         The PARTIES undertake to do all such things, perform all such acts and take all steps to procure the doing of all such things and the performance of all such acts, as may be necessary or incidental to give or conducive to the giving of effect to the terms, conditions and import of the
AGREEMENT.
19.6.2          The PARTIES shall at all times during the continuance of the
AGREEMENT observe the principles of good faith towards one another in the performance of their obligations in terms of the AGREEMENT. This implies, without limiting the generality of the aforegoing, that:-
19.6.2.1
they will at all times during the term of the AGREEMENT act
reasonably, honestly and in good faith;
19.6.2.2 they will perform their obligations arising from the
AGREEMENT diligently and with reasonable care; and

19.6.2.3 they will make full disclosure to each other of any matter that may affect the execution of the AGREEMENT or its
implementation from time to time.
19.7
Whole Agreement
The AGREEMENT constitutes the entire contract between the PARTIES and no amendment or consensual cancellation of the AGREEMENT or any provision or term thereof, and no extension of time, waiver, relaxation or suspension of any of the provisions or terms of the AGREEMENT, shall be of legal efficacy save insofar as the same is reduced to writing and signed by the PARTIES.
20.
Counterparts
The AGREEMENT may be signed in separate counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. A counterpart of the AGREEMENT in telefax form shall be conclusive evidence of the original signature and shall be as effective in law as the counterparts in original form showing the original signatures.
Thus done and signed by ERGO URANIUM at Johannesburg, RSA on this the 21 st
day of January
2010, in the presence of the undersigned witnesses.
As witnesses:-
For: Ergo Uranium (Proprietary) Limited
1.

2.
/s/ DAW van der Walt
- director -

Thus done and signed by ERPM at Johannesburg, RSA on this the 21 st
day of January 2010, in the
presence of the undersigned witnesses.
As witnesses:-
For: East Rand Proprietary Mines Limited
1.

2.
/s/ T Gwebu
- director -

Thus done and countersigned by MINTAILS SA at Johannesburg, RSA on this the 21 st
day of
January 2010, in the presence of the undersigned witnesses in confirmation of the provisions of clauses 13 and 14 supra.
As witnesses:-
For: Mintails SA (Proprietary) Limited
1.

2.
/s/ DAW van der Walt
- director, who by his signature hereto
warrants that he is duly authorised thereto -

Thus done and countersigned by CROWN at Johannesburg, RSA on this the 21 st
day of January
2010, in the presence of the undersigned witnesses in confirmation of the provisions of clause 12.4 supra.
As witnesses:-
For: Crown Gold Recoveries (Proprietary)
Limited
1.

2.
/s/ T Gwebu
- director, who by his signature warrants that
he is duly authorised hereto -

Annexe "B"

Extracts from the Minutes of a Meeting of the Board of Directors of East Rand Proprietary Mines
Limited, held at Johannesburg on the day of January 2010
__________________________________________________________________________________

Resolved that :-

1.
The company enters into an agreement with
Ergo Uranium (Proprietary) Limited, upon the
terms and conditions contained in a draft of such
agreement which was tabled at this meeting.

2.
Themba Gwebu, in his capacity as a director of
the company, be and he is hereby authorised to
sign the said agreement for and on behalf of the
company.

Certified True Extracts

Chairman of the Meeting

Annexe "A"

Extracts from the Minutes of a Meeting of the Board of Directors of Ergo Uranium (Proprietary) Limited,
held at Johannesburg on the 11
th
day of January 2010
__________________________________________________________________________________

Resolved that :-

1.
The company enters into an agreement with
East Rand Proprietary Mines Limited, upon the
terms and conditions contained in a draft of such
agreement which was tabled at this meeting.

2.
Diederik Albert Willem van der Walt, in his
capacity as a director of the company, be and
he is hereby authorised to sign the said
agreement for and on behalf of the company.

Certified True Extracts

Chairman of the Meeting

Annexe “C”

Copy of Guarantee in favour of ANGLOGOLD
(vide clause 9.1.1 supra)